SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2014

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

512 Yeongdongdaero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its estimated unaudited consolidated and separate results of operation for the first quarter ended March 31, 2014 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the first quarter ended March 31, 2014 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the first three months ended March 31, 2014 and 2013

(Unit : in billions of Korean Won)	2014 Jan.-Mar.	2013 Jan.-Mar.	Change
Operating revenues	14,773	13,799	7.1%
Operating income (loss)	1,227	658	86.6%
Income (Loss) before income tax	902	208	333.5%
Net income (loss)	561	160	249.9%
Net income (loss) attributable to owners of the company	532	133	299.3%

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the first three months ended March 31, 2014 and 2013

(Unit : in billions of Korean Won)	2014 Jan.-Mar.	2013 Jan.-Mar.	Change
Operating revenues	14,681	13,633	7.7%
Operating income (loss)	–267	–478	44.1%
Income (Loss) before income tax	–341	–211	61.6%
Net income (loss)	–204	–17	n/m

*	n/m means not meaningful

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun

Title:	Vice President

Date: May 12, 2014